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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                     COMMODORE SEPARATION TECHNOLOGIES, INC.
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                   202909 10 7
                                 (CUSIP Number)



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                                Page 1 of 9 Pages
                              There are no exhibits
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CUSIP No. 202909 10 7                                          Page 2 of 9 Pages


(1)      Names of Reporting Persons   Commodore Applied Technologies, Inc.

         S.S. or I.R.S. Identification Nos. of Above Persons    11-3312952

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)   / /          (b)   / /

(3)      SEC Use Only


(4)      Citizenship or Place of Organization     Delaware

           Number of Shares     (5)      Sole Voting Power                -0-
            Beneficially
            Owned by Each       (6)      Shared Voting Power       10,000,000
              Reporting
               Person           (7)      Sole Dispositive Power           -0-
                With
                                (8)      Shared Dispositive Power  10,000,000

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person            10,000,000

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)     Percent of Class Represented by Amount in Row (9)        87.0%(1)

(12)     Type of Reporting Person (See Instructions)     CO


-----------------------

(1)    Calculated on the basis of 11,500,000 shares of Common Stock of the
       Issuer outstanding on August 6, 1997.
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CUSIP No. 202909 10 7                                          Page 3 of 9 Pages


(1)      Names of Reporting Persons      Commodore Environmental Services, Inc.

         S.S. or I.R.S. Identification Nos. of Above Persons     87-0275043

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)  / /       (b)  / /

(3)      SEC Use Only

(4)      Citizenship or Place of Organization        Delaware

           Number of Shares     (5)   Sole Voting Power                 -0-
            Beneficially
            Owned by Each       (6)   Shared Voting Power        10,000,000(1)
              Reporting
               Person           (7)   Sole Dispositive Power            -0-
                With
                                (8)   Shared Dispositive Power   10,000,000(1)

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person             10,000,000(1)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)     Percent of Class Represented by Amount in Row (9)     87.0%(2)

(12)     Type of Reporting Person (See Instructions)     CO

-----------------------

(1) Represents 10,000,000 shares of Common Stock of the Issuer owned by Commodore Applied Technologies, Inc. ("Applied"), the 69.3% owned subsidiary of Commodore Environmental Services, Inc. ("Environmental").

(2) Calculated on the basis of 11,500,000 shares of Common Stock of the Issuer outstanding on August 6, 1997.
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CUSIP No. 202909 10 7                                          Page 4 of 9 Pages


(1)      Names of Reporting Persons          Bentley J. Blum

         S.S. or I.R.S. Identification Nos. of Above Persons      ###-##-####

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)  / /      (b)  / /

(3)      SEC Use Only

(4)      Citizenship or Place of Organization     U.S.A.

           Number of Shares     (5)  Sole Voting Power                   -0-
            Beneficially
            Owned by Each       (6)  Shared Voting Power          10,000,000(1)
              Reporting
               Person           (7)  Sole Dispositive Power              -0-
                With
                                (8)  Shared Dispositive Power     10,000,000(1)

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person            10,000,000(1)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)     Percent of Class Represented by Amount in Row (9)       87.0%(2)

(12)     Type of Reporting Person (See Instructions)           IN

-----------------------

(1) Represents 10,000,000 shares of Common Stock of the Issuer held indirectly by Environmental, based upon Mr. Blum's beneficial ownership of 28,224,050 shares and his spouse's ownership of 2,000,000 shares of common stock of Environmental (the "Environmental Common Stock"), representing together 51.5% of the outstanding shares of Environmental Common Stock as of August 6, 1997. Does not include 440,000 shares of Environmental Common Stock owned by Mr. Blum's mother and 395,000 shares of Environmental Common Stock owned by Mr. Blum's father. Mr. Blum disclaims any beneficial interest in the shares of Environmental Common Stock owned by his spouse, mother and father.

(2) Calculated on the basis of 11,500,000 shares of Common Stock of the Issuer outstanding on August 6, 1997.
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CUSIP No. 202909 10 7                                          Page 5 of 9 Pages



ITEM 1(a).     NAME OF ISSUER:

           COMMODORE SEPARATION TECHNOLOGIES, INC.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           3240 Town Point Drive, Suite 200
           Kennesaw, Georgia  30144

ITEM 2(a).     NAME OF PERSONS FILING:

           Commodore Applied Technologies, Inc.
           Commodore Environmental Services, Inc.
           Bentley J. Blum

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         (i)   Commodore Applied Technologies, Inc.:

               150 East 58th Street, Suite 3400
               New York, New York  10155

         (ii)  Commodore Environmental Services, Inc.:

               150 East 58th Street, Suite 3400
               New York, New York  10155

         (iii) Bentley J. Blum:

               150 East 58th Street, Suite 3400
               New York, New York  10155

ITEM 2(c).     CITIZENSHIP:

         (i)   Commodore Applied Technologies, Inc.: Delaware

         (ii)  Commodore Environmental Services, Inc.: Delaware

         (iii) Bentley J. Blum: U.S.A.
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CUSIP No. 202909 10 7                                          Page 6 of 9 Pages


ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $.001 per share

ITEM 2(e).    CUSIP NUMBER:

         202909 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), IDENTIFY THE STATUS OF THE PERSON FILING.

         Not applicable.

ITEM 4.       OWNERSHIP.

I.       Commodore Applied Technologies, Inc.

         (a)      Amount Beneficially Owned:  10,000,000 shares.

         (b)      Percentage of Class:  87.0%(1)

         (c)      Number of shares as to which such person has:

                   (i)    sole power to vote or to
                            direct the vote                               -0-
                   (ii)   shared power to vote or to
                            direct the vote                        10,000,000
                   (iii)  sole power to dispose or to
                            direct the disposition of                     -0-
                   (iv)   shared power to dispose or to
                            direct the disposition of              10,000,000



------------------

(1) Calculated on the basis of the 11,500,000 shares of Common Stock of the Issuer outstanding on August 6, 1997.
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CUSIP No. 202909 10 7                                          Page 7 of 9 Pages



II.     Commodore Environmental Services, Inc.:

        (a)    Aggregate Number:  10,000,000 shares(1)

        (b)    Percentage of Class:  87.0%(2)

        (c)    Number of shares as to which such person has:

        (i)    sole power to vote or to
                 direct the vote                                   -0-
        (ii)   shared power to vote or to
                 direct the vote                           10,000,000(1)
        (iii)  sole power to dispose or to
                 direct the disposition of                         -0-
        (iv)   shared power to dispose or to
                 direct the disposition of                 10,000,000(1)

III.    Bentley J. Blum.

        (a)    Amount Beneficially Owned:  10,000,000 shares(3)

        (b)    Percentage of Class:  87.0% (2)

        (c)    Number of shares as to which such person has:

        (i)    sole power to vote or to
                 direct the vote                                   -0-
        (ii)   shared power to vote or to
                 direct the vote                           10,000,000(3)
        (iii)  sole power to dispose or to
                 direct the disposition of                         -0-
        (iv)   shared power to dispose or to
                 direct the disposition of                 10,000,000(3)


------------------

(1) Represents 10,000,000 shares of the Common Stock of the Issuer owned by Applied, the 69.3% owned subsidiary of Environmental.

(2) Calculated on the basis of 11,500,000 shares of Common Stock of the Issuer outstanding on August 6, 1997.

(3) Includes 10,000,000 shares of Common Stock of the Issuer held indirectly by Environmental, based upon Mr. Blum's beneficial ownership of
       28,224,050 shares and his spouse's ownership of 2,000,000 shares of Environmental Common Stock, representing together 51.5% of the outstanding shares of Environmental Common Stock as of August 6, 1997. Does not include 440,000 shares of Environmental Common Stock owned by
       Mr. Blum's mother and 395,000 shares of Environmental Common Stock owned by Mr. Blum's father. Mr. Blum disclaims any beneficial interest in the shares of Environmental Common Stock owned by his spouse, mother and father.
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CUSIP No. 202909 10 7                                          Page 8 of 9 Pages



ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           Not applicable.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                COMMODORE APPLIED TECHNOLOGIES, INC.

August 11, 1997
                                By: /s/ Paul E. Hannesson
                                    ---------------------------------------
                                    Paul  E. Hannesson
                                    Chairman of the Board,
                                    President and Chief Executive Officer


                                COMMODORE ENVIRONMENTAL SERVICES, INC.


August 11, 1997                 By: /s/ Paul E. Hannesson
                                    ---------------------------------------
                                    Paul E. Hannesson
                                    Chairman of the Board, President
                                    and Chief Executive Officer



August 11, 1997                 /s/ Bentley J. Blum
                                ------------------------------------------
                                Bentley J. Blum




                                Page 9 of 9 Pages